November 24, 2015

VIA EDGAR

William H. Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re: Alon Blue Square Israel Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed April 30, 2015

File No. 1-14426

Dear Sir,

We enclose herewith our response to the comments raised by the Staff in its comment letter, dated October 26, 2015 ("the Letter"), with respect to Form 20-F of Alon Blue Square Israel Ltd. ("the Company" or "BSI") filed on April 30, 2015 ("2014 20-F"). We have noted the Staff's comments in bold typeface and BSI's responses in regular typeface. The numbering corresponds to the numbers of the comments in the Staff's above referenced letter.

Form 20-F for the Fiscal- Year Ended December 31, 2014

Item 5. Operating and Financial Review and Prospects

Segment Information Analysis, page 94

1. We note you operate your supermarket stores under three main categories one of which is a website Mega@Internet. Please tell us and revise to disclose in future filings whether your comparable store sales increases (decreases) include the effects of your eCommerce sales. Please quantify for us the effect of eCommerce sales on comparable store sales for the periods presented. To the extent that eCommerce sales have a measurable effect on your comparable store sale increases (decreases), please present your comparable store sales metric on both the basis of excluding eCommerce sales and including eCommerce sales for each of the periods presented in future filings, or alternatively, separately quantify the eCommerce activity included in this metric for each period presented.

The Company respectfully responds that it operates the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have products from Company stores delivered to the Company customers’ homes within a few hours. In order to satisfy our clients' desire for a prompt delivery, the Company delivers the orders out of a Company store nearest to the location of delivery. As such, the store sale numbers presented in the 2014 20-F also include products delivered through internet orders. Total sales from the internet activity in 2014 and 2013 were approximately NIS 174 million and NIS 159 million, respectively (representing approximately 1.6% and 1.3% out of total revenues).

Due to the immateriality of the amounts of such internet sales, e-commerce sales do not have a measurable effect on the comparable same store sales data for any period presented.

The Company will consider in future filings, to the extent applicable, the materiality of the e-commerce sales and its impact on comparable store sales and will explicitly state whether the e-commerce sales impacted comparable store sales.

Report of Independent Registered Public Accounting Firm, page F-4

2. We note the audit report of Diners Club Israel Ltd. (Diners) indicates the financial statements were prepared in accordance with Israeli GAAP while disclosure on page F-56 indicates the financial statements of Diners were prepared in accordance with International Financial Reporting Standards. Please explain the discrepancy and revise as necessary.

The Company respectfully notes the Staff's comment and advises that the wording in Note 7 on page F-56 of the financial statements was an inadvertent error. Diners Club financial statements were prepared in accordance with Israeli GAAP, with the directives and guidelines of the Supervisor of Banks in Israel, and the financial statements were also reconciled to International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company includes its share in the profits of Diners based on results prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The wording in the footnote will be revised in future filings.

Note 1- General, page F-14

3. We note Mega Retail and its subsidiaries continue to incur losses and as a result management has developed a plan of action to bring Mega Retail back to a sound operational path. It does not appear a provision for restructuring costs was recognized. Please explain. Reference is made to IAS 37 paragraphs 70 – 83.

The Company respectfully notes the Staff's comment and clarifies that the management’s plan with respect to Mega Retail and its subsidiaries was approved by the board of directors only subsequent to December 31, 2014. Therefore, a provision for restructuring cost was not required as of December 31, 2014. As of the balance sheet date, no detailed formal plan was in place and the board of directors did not make any decisions with regard to any restructuring. Therefore, no constructive obligation existed as of that date. As such, these decisions were only disclosed as subsequent events.

Note 2- Summary of Significant Accounting Policies

c. Consolidated Financial Statements, page F-16

4. We note you assessed the nature of your joint arrangements under IFRS 11 and determined them all to be joint ventures accounted for using the equity method except for certain jointly owned properties. Please tell us in sufficient detail how you determined your joint arrangements qualified as joint ventures as opposed to joint operations. Ensure your analysis discusses the structure and form of the arrangements and the involved parties’ rights and obligations arising from the arrangements. In future filings please provide disclosure that allows a reader to understand how you determined your joint arrangements qualified as joint ventures.

2

The Company is involved in joint arrangements (“JA”) in two of its operating segments – Real Estate and Fueling and Commercial sites. Substantially all of those arrangements are structured through separate vehicles, all of which are limited liability companies. The legal form of the separate vehicles and the terms of the contractual arrangement do not give the parties rights to the assets and obligations for the liabilities relating to the arrangement, but only rights to the net assets of the arrangement.

The legal forms of the separate vehicles under the Israeli Companies Law are limited liability companies. Under the Israeli Companies Law, such limitation of liability is part of the Company's article of association.

Further, with regard to the terms of the contractual arrangement, there are no other contractual terms between the Company and other third parties which reverse or modify the rights and obligations conferred by the legal form of the separate vehicle in which the arrangement has been structured.

Accordingly, this type of JA is classified as a joint venture, and the investment therein is accounted for using the equity method.

In addition, the Company is involved in certain JAs for holding properties which are not structured through separate vehicles (the Company has rights to the assets and obligation for liabilities), and such JA's are classified as joint operations.

The Company will revise the policy note in future filings as follows:

“The Company applies IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Company has assessed the nature of its joint arrangements. Those arrangements that are structured through separate vehicles in which the Company does not have rights to the assets or obligations to the liabilities are considered to be joint ventures. Certain jointly owned properties which are not structured through separate vehicle are considered to be joint operations. Joint ventures are accounted for using the equity method. The joint operation is included in the Company's financial statements based on the Company's share in the assets, liabilities, income and expenses, as determined in the joint arrangement between the parties.”

x. Revenue recognition, page F-27

5. We note revenue from the provision of the sale of goods on the internet is recognized at the point risks and rewards of the inventory have passed to the customer, which is the point of dispatch rather than upon delivery to and acceptance by the customer. Please explain why this policy is appropriate referencing authoritative literature. In doing so, please tell us whether your stated shipping terms are FOB shipping point or FOB destination and whether your sales agreements contain right of inspection or acceptance provisions. If your sales agreements are silent as to when title passes, please tell us why sales recognition is appropriate upon shipment, rather than upon delivery to and acceptance by the customer.

3

The Company respectfully notes the Staff's comment. As mentioned in our answer to comment 1, the Company operates the Mega@Internet website which allows customers to place orders via the Internet 24 hours a day and to have products from Company stores delivered to Company customers’ homes from a nearby store. All stores and customer deliveries are within Israel and as such there is no practical difference between FOB shipping point or FOB destination point. Products delivered through the Mega@Internet website are mainly perishable and fresh food and near food products, a substantial portion of which needs to be kept refrigerated. Because delivery is performed from stores located close to the customer’s home, only a few hours pass between the departure from the store to delivery at the home. Further, right of inspection exists only on the day of delivery and only for defect or missing products and is negligible to Mega. The Company only recognizes the sale after delivery of the good to the customer's home.

To the extent applicable, the Company will clarify these matters in future filings with regard to shipping terms as well as the right of inspection and acceptance.

Note 5 – Segment Information, page F-47

6. We note you generate revenues from a wide range of products and services. Please tell us whether the financial information used to produce your financial statements includes revenues for each group of products and services offered by your reportable segments, and your evaluation of the disclosures required by paragraph 32 of IFRS 8. If you believe your current segment presentation already organizes groups of similar products and services, particularly with regard to the two larger reportable segments, please support your basis.

Paragraph 32 of IFRS 8 notes that entities whose reportable segments report revenues from a broad range of essentially different products and services are required to disclose the revenues from external customers for each product and service or each group of similar products and services.

In the Fueling and Commercial sites segment (through the Company's subsidiary, Dor Alon Energy In Israel (1988) Ltd. ("Dor Alon")), the Company supplies motor fuels, motor oil and other petroleum products to a network of filling stations, diesel fuel for large vehicles and ARAL lubricants and Texaco lubricants. The Company views all these products as similar products having similar economic characteristics.

In addition to the oil products activities, Dor Alon operates convenience stores, mostly located adjacent to filling stations and other standalone convenience stores. These stores sell other types of products (mainly food and near food products).

4

Most convenience stores are located adjacent to filling stations, the customers of which are the clients of the fuel products. The Company offers special sales and discounts to customers using the filling stations and the convenience stores at the same time. As such, the Company regards the income from these group of convenience stores as linked to the income from the filling stations.

Revenues of the standalone convenience stores represent approximately 4.1% and 3.9% out of the Company's total revenues for the years ended December 31, 2014 and 2013, respectively.

In our Supermarkets segment (through the Company's subsidiary, Mega Retail Ltd.), the Company offers a wide range of food and beverage products, near food products, and non-food products. However, approximately 96% of the supermarket sales are food, beverage and near-food products that have similar classes of customers and economic characteristics.

The customers' purchases consist of baskets of all of the different products sold in the stores. The Company encourages customers to enlarge their baskets by offering them discounted prices on a variety of different products if they increase their purchases. Therefore, a majority of the products in this segment are evidenced by similar rates of profitability, similar degrees of risk, and similar opportunities for growth.

Based on the above, the Company has concluded that the products in the Supermarket segment are essentially similar to each other and no additional separate disclosure for each group of products is required.

* * * *

5

In addition, the Company acknowledges to the Staff that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

•	The Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Annual Report; and

•	It may not assert the Staff's comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * *

Very Truly Yours,

/s/ Yehuda van der Walde

Yehuda van der Walde

Chief Financial Officer

cc:	Israel Yaniv, Chief Executive Officer, Alon Blue Square Israel Ltd.

Eli Levinson-Sela, General Counsel, Alon Blue Square Israel Ltd.

Perry Wildes, Adv.

6